

September 17, 2014

Via E-mail
N. Malone Mitchell 3rd
Chief Executive Officer
TransAtlantic Petroleum Ltd.
16803 Dallas Parkway
Addison, TX  75001

> **Re:** **TransAtlantic Petroleum Ltd.**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed March 13, 2014**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 23, 2014**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2014**
> **Filed May 8, 2014**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2014**
> **Filed August 7, 2014**
> **File No. 001-34574**

Dear Mr. Mitchell:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2013

Properties, page 25

Summary of Oil and Natural Gas Reserves, page 34

1.      Please expand the tabular disclosure of your reserves as of December 31, 2013 to provide the amounts of your probable and possible developed and undeveloped reserves to comply with Item 1202(a)(1) and Instruction 2 to paragraph (a)(2) of Item 1202 of

Regulation S-K.  Also obtain and file a revised reserves report that incorporates the revisions in the disclosure of the probable and possible developed and undeveloped reserves to ensure consistency with the information provided in your filing on Form 10-K.

2.  Please refer to the disclosure requirements in Item 1202(a)(2) of Regulation S-K and modify the presentation of your proved, probable and possible reserves to provide disclosure of your reserves by geographic area, including by individual country.

Proved Undeveloped Reserves, page 35

3.  Please expand your disclosure to provide in more detail the material changes in the net quantities of your proved undeveloped reserves relating to each the causes you identify such as extensions and discoveries, improved well performance and successful recompletions.  Also clarify your disclosure to provide the net amounts converted during the year from proved undeveloped to proved developed and the total dollar amounts of capital expenditures made during the year to convert such reserves to comply with Items 1203(b) and 1203(c) of Regulation S-K.

4.  Please tell us the extent to which any of the proved undeveloped reserves disclosed as of December 31, 2013 will not be developed within five years since your initial disclosure of these reserves.  Also, please clarify your disclosure in this regard and if applicable provide an explanation for the specific circumstances for any material amounts of proved undeveloped reserves that remain undeveloped for five years or more after their initial disclosure.  Please refer to the definition of undeveloped oil and gas reserves under Rule 4-10(a)(31) of Regulation S-X and the disclosure requirements for proved undeveloped reserves under Item 1203(d) of Regulation S-K.  For additional guidance on the specific circumstances that justify a period longer than five years, please refer to the answer to question 131.03 in the Compliance and Disclosure Interpretations (C&DIs), issued October 26, 2009 and updated May 16, 2013.  You may find the C&DIs on our website at the following address:

http://www.sec.gov/divisions/corpfin/guidance/oilandgas-interp.htm.

Supplemental Information (Unaudited)

Supplemental Oil and Natural Gas Reserves Information, page F-37

Disclosure of Reserves Quantities, page F-39

5.  Please expand your disclosure to include the reasons for significant changes in the net quantities of proved reserves for each of the periods disclosed.  In this regard, please provide a narrative explanation in each instance that the change in reserves for an

individual line item represents a significant change in reserves, other than production. Refer to the presentation requirements in FASB ASC 932-235-50-5.

Definitive Proxy Statement on Schedule 14A filed April 23, 2014

Compensation of Executive Officers, page 17

Long-Term Incentive Compensation, page 19

6.      We note your reference to a "compensation arrangement" between the company and each of Mr. Saqueton and Mr. Delahunty that contains terms regarding the quantity of restricted stock units to be granted to such executives.  Please file each such compensatory arrangement as an exhibit to your annual report on Form 10-K (or if not set forth in any formal document, please file a written description of such compensatory arrangement).  See Item 601(b)(10)(iii)(A) of Regulation S-K.  Also, provide a narrative description of the contents of each such compensation arrangement in your disclosure. See Item 402(e)(i) of Regulation S-K.

Form 10-Q for the Fiscal Quarter Ended March 31, 2014

Exhibit 10.2

7.      We note that you have omitted the schedules and exhibits to the credit agreement filed as Exhibit 10.2.  Please re-file such agreement to include such omitted schedules and exhibits.

Form 10-Q for the Fiscal Quarter Ended June 30, 2014

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17

Liquidity and Capital Resources, page 24

8.      We note your disclosure regarding the Senior Credit Facility that you entered into with BNP Paribas on May 6, 2014, including your disclosure regarding the financial covenant with respect to the ratio of combined current assets to combined current liabilities.  Please tell us whether you were in compliance with such covenant as of June 30, 2014.  In that regard, we note your disclosure in your quarterly report on Form 10-Q for the quarter ended March 31, 2014 regarding the waiver you had received from your lenders regarding the current ratio covenant under your former credit agreement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 if you have questions regarding comments on engineering matters. Please contact Norman von Holtzendorff, Senior Counsel, at (202) 551-3237 or Laura Nicholson, Senior Counsel, at (202) 551-3584 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director